UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Q&K International Group Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G7308L 100**

(CUSIP Number)

Edmund Koon Kay Tang

125 Arthur Road, #10-02

Singapore 439829

Telephone: +65-9829-4500

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J 102 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing thirty (30) Class A Ordinary Shares.

CUSIP No: G7308L 100

1.	Names of reporting persons High Gate Investments Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 180,389,549[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 180,389,549[1]

11.	Aggregate amount beneficially owned by each reporting person 180,389,549[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B ordinary shares of the Issuer (“Class B Ordinary Shares”) directly held by Yijia Inc. Yijia Inc. is wholly owned by High Gate Investments Ltd. Beneficial ownership information is presented as of January 28, 2021.

2.

This percentage is calculated using 1,436,010,850 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares beneficially owned by High Gate Investments Ltd.

CUSIP No: G7308L 100

1.	Names of reporting persons Yijia Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 180,389,549[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 180,389,549[1]

11.	Aggregate amount beneficially owned by each reporting person 180,389,549[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc. Beneficial ownership information is presented as of January 28, 2021.

2.

This percentage is calculated using 1,436,010,850 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc.

CUSIP No: G7308L 100

1.	Names of reporting persons High Gate Holdings Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 180,389,549[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 180,389,549[1]

11.	Aggregate amount beneficially owned by each reporting person 180,389,549[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc. Yijia Inc. is wholly owned by High Gate Investments Ltd., which is in turn wholly owned by High Gate Holdings Ltd. Beneficial ownership information is presented as of January 28, 2021.

2.

This percentage is calculated using 1,436,010,850 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares beneficially owned by High Gate Holdings Ltd.

CUSIP No: G7308L 100

1.	Names of reporting persons Edmund Koon Kay Tang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 180,389,549[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 180,389,549[1]

11.	Aggregate amount beneficially owned by each reporting person 180,389,549[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.6%[2]
14.	Type of reporting person (see instructions) IN

1.

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc. Yijia Inc. is wholly owned by High Gate Investments Ltd., which is in turn wholly owned by High Gate Holdings Ltd. High Gate Holdings Ltd. is wholly owned by Edmund Koon Kay Tang. Beneficial ownership information is presented as of January 28, 2021.

2.

This percentage is calculated using 1,436,010,850 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares beneficially owned by Edmund Koon Kay Tang.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) High Gate Investments Ltd., (ii) Yijia Inc., (iii) High Gate Holdings Ltd., and (iv) Edmund Koon Kay Tang. The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of High Gate Investments Ltd., Yijia Inc. and High Gate Holdings Ltd. are set forth in Schedule A hereto and are incorporated herein by reference. None of the Reporting Persons has any executive officers.

(b) Residence or Business Address:

I:	For High Gate Investments Ltd.:

190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

II:	For Yijia Inc.:

Start Chambers, Wickham’s Cay II P O Box 2221, Road Town Tortola, British Virgin Islands

III:	For High Gate Holdings Ltd.:

190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

IV:	For Edmund Koon Kay Tang:

125 Arthur Road, #10-02, Singapore 439829

(c) The principal business of High Gate Holdings Ltd., Yijia and High Gate Holdings Ltd. is investment holding. Edmund Koon Kay Tang is the treasurer and a member of the executive board at Marymount Centre, a charitable organization. The address of Marymount Centre is 9 Lor 8 Toa Payoh, Good Shepherd Place, Singapore 319253.

(d) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or the place of organization:

I.	For High Gate Investments Ltd.: Cayman Islands

II.	For Yijia Inc.: British Virgin Islands

III.	For High Gate Holdings Ltd.: Cayman Islands

IV.	For Edmund Koon Kay Tang: United Kingdom

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a share transfer agreement between Shanghai Yijia Investment Consultation Co. Ltd. and High Gate Investments Ltd. dated January 28, 2021, High Gate Investments Ltd. purchased the sole issued and outstanding ordinary share of Yijia Inc. for a consideration of US$1.00 for investment purposes. Yijia Inc. holds 180,389,549 Class B ordinary shares of the Issuer (“Class B Ordinary Shares”), representing 12.6% of the total outstanding ordinary shares and 59.0% of the aggregate voting power in the Issuer, which were acquired prior to the Issuer’s initial public offering. Upon completion of this transaction, High Gate Investments Ltd., Yijia Inc., High Gate Holdings Ltd. and Edmund Koon Kay Tang have the shared voting and dispositive power of all of the Class B Ordinary Shares held by Yijia Inc. The source of funds used for this transaction is High Gate Investments Ltd.’s working capital.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Although none of the Reporting Persons has any present intention to acquire additional securities of the Issuer, they intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or she or it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned(1)	Percentage of Securities(2)	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote(1)	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition(1)
High Gate Investments Ltd.	180,389,549	12.6%	0	180,389,549	0	180,389,549
Yijia Inc.	180,389,549	12.6%	0	180,389,549	0	180,389,549
High Gate Holdings Ltd.	180,389,549	12.6%	0	180,389,549	0	180,389,549
Edmund Koon Kay Tang	180,389,549	12.6%	0	180,389,549	0	180,389,549

(1)

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc. Yijia Inc. is wholly owned by High Gate Investments Ltd., which is in turn wholly owned by High Gate Holdings Ltd. High Gate Holdings Ltd. is wholly owned by Edmund Koon Kay Tang. Beneficial ownership information is presented as of January 28, 2021.

(2)

The percentage is calculated using 1,436,010,850 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares beneficially owned by the Reporting Persons.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Title
99.1	Joint Filing Agreement, dated February 2, 2021, among High Gate Investments Ltd., Yijia Inc., High Gate Holdings Ltd. and Edmund Koon Kay Tang

99.2	Share transfer agreement dated January 28, 2021 between Shanghai Yijia Investment Consultation Co. Ltd. and High Gate Investments Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2021

High Gate Investments Ltd.

By:	/s/ Edmund Koon Kay Tang
Name: Edmund Koon Kay Tang
Title: Director

Yijia Inc.

By:	/s/ Edmund Koon Kay Tang
Name: Edmund Koon Kay Tang
Title: Director

High Gate Holdings Ltd.

By:	/s/ Edmund Koon Kay Tang
Name: Edmund Koon Kay Tang
Title: Director

Edmund Koon Kay Tang

By:	/s/ Edmund Koon Kay Tang

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/ Principal Business	Citizenship/Place of Organization
High Gate Investments Ltd.	Edmund Koon Kay Tang	125 Arthur Road, #10-02, Singapore 439829	Treasurer and member of the executive board at Marymount Centre, a charitable organization	United Kingdom
Yijia Inc.
High Gate Holdings Ltd.